Exhibit (h)(16)

Schedule A

Fund	Management Fee	Waiver
Cabana Target Drawdown 5 ETF	0.80%	0.26%
Cabana Target Drawdown 7 ETF	0.80%	0.26%
Cabana Target Drawdown 10 ETF	0.80%	0.26%
Cabana Target Drawdown 13 ETF	0.80%	0.26%
Cabana Target Drawdown 16 ETF	0.80%	0.26%
Cabana Target Leading Sector Conservative ETF	0.80%	0.21%
Cabana Target Leading Sector Moderate ETF	0.80%	0.21%
Cabana Target Leading Sector Aggressive ETF	0.80%	0.21%